UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                      SASSCO FASHIONS, LTD.
            ----------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.01 per share
            ----------------------------------------
                 (Title of Class of Securities)

            ----------------------------------------
                         (CUSIP Number)

                    Gail L. Weinstein, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                     One New York Plaza
                  New York, New York  10004
                       (212) 859-8000
            ----------------------------------------
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         August 25, 1997
            ----------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D

CUSIP No.                               Page 2 of 5 Pages


   1  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Whippoorwill Associates, Inc.
                          13-3595884

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[ ]
                                                           (b)[x]

   3  SEC USE ONLY

   4  SOURCE OF FUNDS
             OO
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(a) OR 2(b) [ ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

   NUMBER          7  SOLE VOTING POWER
   OF                      -0-
   SHARES
   BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY                648,609
   BY
   EACH            9  SOLE DISPOSITIVE POWER
   REPORTING               -0-
   PERSON
   WITH           10  SHARED DISPOSITIVE POWER
                           648,609

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                648,609

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                 [  ]

   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                9.54%

   14 TYPE OF REPORTING PERSON
                IA

                           SCHEDULE 13D
                           ------------

          This Amendment No. 1 to Schedule 13D filed by Whippoorwill Associates, Inc., a Delaware corporation ("Whippoorwill"), which has discretionary authority with respect to the investments of, and acts as agent for, its clients (such clients being referred to herein, collectively, as the "Holders"), relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Sassco Fashions, Ltd., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          Item 5 is hereby amended as follows:

          (a) As of September 12, 1997, the Holders, in the aggregate, own 648,609 shares of the Common Stock, which represents approximately 9.54% of the total Common Stock outstanding (based on there being 6,800,000 shares of the Common Stock outstanding as reported in the Fourth Amended and Restated Joint Plan of Reorganization for Debtors of The Leslie Fay Companies, Inc. pursuant to the provisions of Chapter 11 of the United States Bankruptcy Code). Although Whippoorwill does not directly own any of the Common Stock, Whippoorwill and its principals may be deemed to own beneficially the shares of Common Stock owned by the Holders, by virtue of Whippoorwill's acting as agent for, and having discretionary authority with respect to the investments of, the Holders. Whippoorwill and its principals disclaim any such beneficial ownership.

          (b) Although Whippoorwill does not directly own any of the Common Stock, since Whippoorwill has discretionary authority with respect to the investments of and acts as agent for the Holders, as of September 12, 1997, Whippoorwill has shared power to vote and dispose of the 648,609 shares of Common Stock owned in the aggregate by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in Item 2 contained in the Schedule 13D filed on June 12, 1997 by Whippoorwill with respect to the Common Stock.

          (c) Between August 21, 1997 and September 10, 1997, Whippoorwill, on behalf of the Holders, purchased an aggregate of 115,000 shares of Common Stock, as set forth in the table below. All transactions described below were effected by Whippoorwill through one or more Nasdaq market markers.

                       Number of shares of
Sale Date              Common Stock purchased       Price per share
---------              ----------------------       ---------------
August 21, 1997        50,000                  $15.05
August 25, 1997        25,000                  $15.05
August 29, 1997        10,000                  $15.05
September 4, 1997      10,000                  $14.68
September 10, 1997     20,000                  $14.55

          (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No Holder beneficially owns more than 5% of the Common Stock.


                              Signature
                              ---------

          After reasonable inquiry and to the best of its knowledge and belief Whippoorwill certifies that the information set forth in this statement is true, complete and correct.


                              WHIPPOORWILL ASSOCIATES, INC.


                                  /s/ Pamela M. Lawrence
                              -----------------------------
                              By: Pamela M. Lawrence
                              Title: Managing Director